                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                _______________
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                              RADYNE COMSTREAM INC.
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                         (Title of Class of Securities)

                                    750611303
                                 (CUSIP Number)

                             Steven D. Pidgeon, Esq.
                               SNELL & WILMER LLP
                               One Arizona Center
                           Phoenix, Arizona 85004-2202
                                  602-328-6000
                                _______________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 19, 2004
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 750611303                     13D                    PAGE 2 OF 6 PAGES
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
           Temasek Holdings (Private) Limited
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) 9
                                                                           (b) 9
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           N/A
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                N/A9
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Republic of Singapore.
--------------------------------------------------------------------------------
  NUMBER OF     7      SOLE VOTING POWER                                       0
   SHARES
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY      8      SHARED VOTING POWER                                     0
    EACH
 REPORTING      ----------------------------------------------------------------
PERSON WITH     9      SOLE DISPOSITIVE POWER                                  0

                ----------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER                                0

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON                                                              0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                               9
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

CUSIP NO.  750611303                    13D                    PAGE 3 OF 6 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
           Stetsys Pte Ltd
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) 9
                                                                           (b) 9
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           N/A
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                N/A9
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Republic of Singapore.
--------------------------------------------------------------------------------
  NUMBER OF     7      SOLE VOTING POWER                                       0
   SHARES
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY      8      SHARED VOTING POWER                                     0
    EACH
 REPORTING      ----------------------------------------------------------------
PERSON WITH     9      SOLE DISPOSITIVE POWER                                  0

                ----------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER                                0

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON                                                              0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                              9
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

CUSIP NO. 750611303                     13D                    PAGE 4 OF 6 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
           Stetsys US, Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) 9
                                                                           (b) 9
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           N/A
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                               N/A9
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
  NUMBER OF     7      SOLE VOTING POWER                                       0
   SHARES
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY      8      SHARED VOTING POWER                                     0
    EACH
 REPORTING      ----------------------------------------------------------------
PERSON WITH     9      SOLE DISPOSITIVE POWER                                  0

                ----------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER                                0

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON                                                              0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                              9
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0%

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         Title of Class of
         Equity Security:          Common Stock, $0.001 par value per share

         Name of Issuer:           Radyne ComStream Inc., a Delaware corporation
                                   ("Issuer")

         Address of                3138 East Elwood Street
         Principal Office:         Phoenix, Arizona 85072-2132

ITEM 2.  IDENTITY AND BACKGROUND.

         The persons filing this statement are Temasek Holdings (Private) Limited ("Temasek"), a corporation organized under the laws of the Republic of Singapore, Stetsys Pte. Ltd ("Stetsys Pte"), a corporation organized under the laws of the Republic of Singapore and an indirect wholly owned subsidiary of Temasek, and Stetsys US, Inc. ("Stetsys US"), a Delaware corporation and an indirect wholly owned subsidiary of Temasek. Temasek, Stetsys Pte and Stetsys US are diversified holding companies. The address of the principal office of Temasek is 60B Orchard Road, #06-18, Tower 2, The Atrium @ Orchard, Singapore, 238891. The address of the principal office of both Stetsys Pte and Stetsys US is c/o Singapore Technologies Pte Ltd, 51 Cuppage Road #09-01, Starhub Centre, Singapore, 229469.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 3 of Schedule 13D filed by Temasek with the Securities and Exchange Commission on October 17, 1996 with respect to the Issuer, which this filing amends and which is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         The reporting persons have sold all of their shares of the Issuer in a private sale transaction.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         None. See Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Issuer has agreed with the purchasers of the shares to register them for resale.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TEMASEK HOLDINGS (PRIVATE) LIMITED

Dated: February 19, 2004            By /s/ Jeffrey Chua
                                      ------------------------------------------
                                    Name   Jeffrey Chua
                                    Title  Director, Legal/Secretariat

                                    STETSYS PTE LTD

Dated: February 19, 2004            By /s/ Ming Seong Lim
                                      ------------------------------------------
                                    Name   Ming Seong Lim
                                    Title  Chairman

                                    STETSYS US, INC.

Dated: February 19, 2004            By /s/ Ming Seong Lim
                                      ------------------------------------------
                                    Name   Ming Seong Lim
                                    Title  Authorized Representative